Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Loss before tax	(31,598)	$(59,201)	$(169,421)	$(170,068)	$(66,610)	$(250,090)
Fixed charges	5,037	18,892	34,506	18,302	99	36

Adjusted loss	(26,561)	(40,309)	(134,915)	(151,766)	(66,511)	(250,054)

Fixed Charges:
Interest expense	4,898	18,575	34,179	18,091	1	19
Interest expense on rent	139	317	327	211	98	17

Total fixed charges	5,037	18,892	34,506	18,302	99	36

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

Coverage deficiency	(31,598)	(59,201)	(169,421)	(170,068)	(66,610)	(250,090)

(1)	Our earnings were insufficient to cover fixed charges in each of the five years ended December 31, 2014 and accordingly, ratios are not presented.